Certificate and Consent

To:

Northgate Minerals Corporation
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers due Québec
Registrar of Securities, Nunavut
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories
Toronto Stock Exchange

Re: "Technical Report on Underground and Open Pit Mineral Resource Estimates, Young-Davidson Property, Matachewan, Ontario", dated January 23, 2009 (the "Technical Report")

I hereby consent to the public filing of the Technical Report with any stock exchange or securities regulatory authority to which this consent is addressed and to extracts from, or a summary of, the Technical Report in the written disclosure being filed. I further consent to the publication and use of this Technical Report by Northgate on its website or in connection with its business.

I certify that I have read the written disclosure being filed, and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

/s/ Carl Edmunds	January 23, 2009
Carl Edmunds, M.Sc., P.Geo	Date